# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 180 Life Sciences Corp., CIK 0001690080
CUSIP: 68236V302
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3000 El Camino Real, Bldg. 4, Suite 200, Palo Alto, California (CA), 94306
Date of event which requires filing of this statement: 08/04/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001995964

## Reporting persons
- FF Consumer Growth II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,935,990; sole dispositive power 0; shared dispositive power 8,935,990; aggregate amount beneficially owned 8,935,990 (5.8% of the class)
- The Founders Fund Growth II Management, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,935,990; sole dispositive power 0; shared dispositive power 8,935,990; aggregate amount beneficially owned 8,935,990 (5.8% of the class)
- FF Upper Tier GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,935,990; sole dispositive power 0; shared dispositive power 8,935,990; aggregate amount beneficially owned 8,935,990 (5.8% of the class)
- FF Consumer Growth, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,656,251; sole dispositive power 0; shared dispositive power 2,656,251; aggregate amount beneficially owned 2,656,251 (1.7% of the class)
- The Founders Fund Growth Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,656,251; sole dispositive power 0; shared dispositive power 2,656,251; aggregate amount beneficially owned 2,656,251 (1.7% of the class)
- Peter Thiel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,592,241; sole dispositive power 0; shared dispositive power 11,592,241; aggregate amount beneficially owned 11,592,241 (7.5% of the class)

## Item 1. Issuer
Name of issuer: 180 Life Sciences Corp.
Address of issuer's principal executive offices: 3000 El Camino Real, Bldg. 4, Suite 200, Palo Alto, CA, 94306.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

FF Consumer Growth II, LP ("FFCG II")
The Founders Fund Growth II Management, LP ("FFCG II GP")
FF Upper Tier GP, LLC ("FFCG II UGP")
FF Consumer Growth, LLC ("FFCG LLC")
The Founders Fund Growth Management, LLC ("FFGM")
Peter Thiel ("Thiel")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
One Letterman Dr., Building D, 5th Floor
San Francisco, CA 94129
Citizenship:
FFCG II Delaware
FFCG II GP Delaware
FFCG II UGP Delaware
FFCG LLC Delaware
FFGM Delaware
Thiel United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 8,935,990 shares of common stock directly held by FFCG II and (ii) 2,656,251 shares of common stock directly held by FFCG LLC.

FFCG II GP is the general partner of FFCG II and FFCG II UGP is the general partner of FFCG II GP. FFGM is the manager of FFCG LLC. Thiel is the manager of each of FFCG II UGP and FFGM and possesses power to direct the voting and disposition of the securities held by each of FFCG II and FFCG LLC.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference. The percentage set forth in each row 11 is based upon 154,032,084 shares of common stock outstanding as of August 4, 2025, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on August 5, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- FF Consumer Growth II, LP: /s/ Peter Thiel, By The Founders Fund Growth II Management, LP, Its General Partner, By FF Upper Tier GP, LLC, Its General Partner, By Peter Thiel, Manager (08/11/2025)
- The Founders Fund Growth II Management, LP: /s/ Peter Thiel, By FF Upper Tier GP, LLC, Its General Partner, By Peter Thiel, Manager (08/11/2025)
- FF Upper Tier GP, LLC: /s/ Peter Thiel, By Peter Thiel, Manager (08/11/2025)
- FF Consumer Growth, LLC: /s/ Peter Thiel, By The Founders Fund Growth Management, LLC, Its Manager, By Peter Thiel, Manager (08/11/2025)
- The Founders Fund Growth Management, LLC: /s/ Peter Thiel, By Peter Thiel, Manager (08/11/2025)
- Peter Thiel: /s/ Peter Thiel, Peter Thiel (08/11/2025)